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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                                                 Commission File Number: 0-23024

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended: September 25, 1998
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
Brothers Gourmet Coffees, Inc.
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Former Name if Applicable
N/A
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Address of Principal Executive Office (Street and Number)
2255 Glades Road, Suite 100E
Boca Raton, Florida 33431
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X/ will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. N/A

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Registrant and its wholly-owned subsidiaries filed for relief under Chapter 11 of the Bankruptcy Code on August 27, 1998. On October 15, 1998, the Registrant filed a request with the Securities and Exchange Commission (the "Commission") seeking confirmation from the Staff that it would not recommend enforcement action to the Commission if, in lieu of filing the quarterly and annual reports on Forms 10-Q and 10-K, respectively, that the Registrant would otherwise be required to file while it is in reorganization proceedings, the Registrant implements modified reporting procedures. Such modified reporting procedures consist of filing each of the Monthly Operating Reports Registrant is required to file with the Bankruptcy Court and U.S. Trustee's Office in connection with its reorganization proceedings under cover of Form 8-K within 15 days after each such Monthly Operating Report is filed with the Bankruptcy Court and U.S. Trustee's Office. In its October 15, 1998 request, the Registrant explained that, due to the reduction in the number of its personnel, the extra demands of the bankruptcy process (including the preparation of the Monthly Operating Reports) and its limited cash resources, it is unable to allocate the personnel and funds necessary to prepare and properly review such quarterly and annual reports. Pending the Commission's decision on Registrant's request, on November 4, 1998, the Registrant filed with the Commission its first Monthly Operating Report for the period ending September 25, 1998 under cover of Form 8-K. As of the date hereof, the Commission has not yet rendered its decision on Registrant's request.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
    Barry Bilmes, Vice President Finance and Administration   (561) 995-2600
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                    (Name)                                   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            / / Yes  /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       Brothers Gourmet Coffees, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date  November 9, 1998                       By /s/ Barry Bilmes
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                                                   Vice President Finance and
                                                   Administration (Principal
                                                   Accounting Officer)